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February 23, 2001

Mosaic Tax-Free Trust
6411 Mineral Point Road
Madison, Wisconsin 53705

Mosaic Tax-Free Trust
File No. 811-3486

Ladies and Gentlemen:

We have participated in the preparation of the Prospectus/Proxy Statement to be filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, on or about February 26, 2001 relating to the shares of beneficial interest (the "Shares") of the Mosaic Tax-Free National Fund (the "Acquiring Fund"), a series portfolio of the Mosaic Tax-Free Trust (the "Trust"), to be issued in connection with the reorganization of the Mosaic Tax-Free Maryland Fund (the "Acquired Fund), a series of the Trust, into the Acquiring Fund. The Prospectus/Proxy Statement as amended to date is herein referred to as the "Prospectus."

We have examined and relied upon the originals, or copies certified or otherwise identified to our satisfaction, of such records, documents, certificates and other instruments, and have made such other investigations, as in our judgment are necessary or appropriate to enable us to render the opinion expressed below.

We are of the following opinion:

1. The Trust is validly existing as an unincorporated voluntary association under Massachusetts law and has made all filings required to be made by a voluntary association under Chapter 182 of the Massachusetts General Laws.

2. Upon the issue of Shares of the Acquiring Fund in exchange for the Acquiring Fund’s receipt of the assets and stated liabilities of the Acquired Fund as set forth in the Prospectus, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, holders of Shares could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust of the Trust disclaims shareholder liability for acts, obligations or affairs of the Trust and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Trust or the Trustees on behalf of the Trust. The Declaration of Trust provides for indemnification out of the Trust’s property for all loss and expense of any shareholder held personally liable for the obligations of the Trust. Accordingly, the risk of a shareholder’s incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Securities Act of 1933, as amended. We consent to the filing of this opinion with and as a part of the Prospectus.

Very truly yours,

/s/Sullivan & Worcester LLP

Sullivan & Worcester LLP

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